EX-99.3 PROXY FORM - ADS SHAREHOLDERS

                                                                    Exhibit 99.3

                                       9/7/00 DRAFT FOR DISCUSSION PURPOSES ONLY

TIME SENSITIVE
  MATERIALS

                             DEPOSITARY'S NOTICE OF
                            SHAREHOLDERS' MEETING OF
                            REDIFF.COM INDIA LIMITED


ADSs:                          American Depositary Shares evidenced by American
                               Depositary Receipts ("ADRs").

ADS CUSIP No.:                 757479100.

ADS Record Date:               September 6, 2000.

Meeting Specifics:             Fifth Annual General Meeting - September 29, 2000 at
                               11:00 A.M. (local time) at the Corporate Office, First
                               Floor, Mahalaxmi Engg. Estate, L.J. First Cross Road,
                               Mahim (W), Mumbai, India 400016.

Meeting Agenda:                Please refer to the Company's Notice of Meeting
                               enclosed herewith.

ADS Voting Instructions        On or before 10:00 A.M. (New York City time) on
Deadline:                      September 21, 2000.

Deposited Securities:          Equity shares, par value Rs.5 per share, of Rediff.com
                               India Limited, a public company with limited liability
                               organized under the laws of the Republic of India (the
                               "Company").

ADS Ratio:                     1 equity share to 2 ADSs.

Depositary:                    Citibank, N.A.

Custodian(s) of                Citibank, N.A. - Mumbai Branch.
Deposited Securities:

Deposit Agreement:             Deposit Agreement, dated as of June 13, 2000, by and
                               among the Depositary, the Company and all Holders and
                               Beneficial Owners of ADSs evidenced by ADRs issued
                               thereunder.


To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on SEPTEMBER 21, 2000.


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                                       9/7/00 DRAFT FOR DISCUSSION PURPOSES ONLY

        The Company has announced that the Fifth Annual General Meeting of Shareholders (the "Meeting") will be held at the date, time and location identified above. A COPY OF THE NOTICE OF MEETING FROM THE COMPANY WHICH INCLUDES THE AGENDA FOR SUCH MEETING IS ENCLOSED. (*)

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        PLEASE NOTE THAT IN ACCORDANCE WITH AND SUBJECT TO THE TERMS OF SECTION
4.10 OF THE DEPOSIT AGREEMENT, UPON THE TIMELY RECEIPT FROM A HOLDER OF ADSs AS OF THE ADS RECORD DATE OF VOTING INSTRUCTIONS IN THE MANNER SPECIFIED BY THE DEPOSITARY, THE DEPOSITARY SHALL ENDEAVOR, INSOFAR AS PRACTICABLE AND PERMITTED UNDER APPLICABLE LAW, THE PROVISIONS OF THIS DEPOSIT AGREEMENT, THE ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION OF THE COMPANY AND THE PROVISIONS OF THE DEPOSITED SECURITIES, TO VOTE OR CAUSE THE CUSTODIAN TO VOTE THE SHARES AND/OR OTHER DEPOSITED SECURITIES (IN PERSON OR BY PROXY) REPRESENTED BY SUCH HOLDER'S ADSs, EITHER ON A SHOW OF HANDS, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH INSTRUCTIONS RECEIVED FROM HOLDERS OF A MAJORITY OF THE ADSs FOR WHICH INSTRUCTIONS HAVE BEEN GIVEN TO THE DEPOSITARY, OR ON A POLL, IN WHICH CASE THE CUSTODIAN SHALL BE INSTRUCTED TO VOTE IN ACCORDANCE WITH THE INSTRUCTIONS RECEIVED FROM THE HOLDERS GIVING INSTRUCTIONS.

        PLEASE FURTHER NOTE THAT, FOR THE PURPOSE OF THIS SECTION 4.10, IN THE EVENT THAT THE DEPOSITARY RECEIVES AN EXPRESS INSTRUCTION FROM A HOLDER AS OF THE ADS RECORD DATE TO DEMAND A POLL WITH RESPECT TO ANY MATTER TO BE VOTED ON BY HOLDERS OF THE ADSs, THE DEPOSITARY SHALL NOTIFY THE CHAIRMAN OF THE COMPANY OR A PERSON DESIGNATED BY THE CHAIRMAN OF SUCH INSTRUCTION AND REQUEST THE CHAIRMAN OR SUCH DESIGNEE TO USE THEIR REASONABLE BEST EFFORTS TO DEMAND A POLL AT THE MEETING AT WHICH SUCH MATTERS ARE TO BE VOTED ON AND TO VOTE THE DEPOSITED SECURITIES REPRESENTED BY SUCH HOLDER'S ADSs IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDERS OF THE ADSs.

        THE DEPOSITARY HAS BEEN ADVISED THAT UNDER INDIAN LAW, AS IN EFFECT AS OF THE DATE HEREOF, VOTING SHARES IS BY SHOW OF HANDS (IN WHICH CASE EACH SHAREHOLDER HAS ONE (1) VOTE REGARDLESS OF THE NUMBER OF SHARES OWNED) UNLESS A POLL IS VALIDLY DEMANDED, AND THAT A PROXY HOLDER MAY NOT VOTE EXCEPT IN A POLL VOTE. IN ADDITION, THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION, AS IN EFFECT AS OF THE DATE HEREOF, PROVIDE THAT A POLL MAY BE DEMANDED AT ANY GENERAL MEETING BY A HOLDER OR HOLDERS HOLDING: A) AT LEAST 10% OF THE TOTAL SHARES ENTITLED TO VOTE ON A RESOLUTION; OR, B) SHARES (REPRESENTED BY SUCH HOLDER(S)' ADSs) WITH AN AGGREGATE PAID-UP CAPITAL OF AT LEAST RS. 50,000, THE CHAIRMAN OF THE COMPANY OR HIS DESIGNEE MAY BE ABLE TO DEMAND A POLL AT THE INSTRUCTION OF HOLDERS. THE COMPANY'S ARTICLES OF ASSOCIATION AND MEMORANDUM OF ASSOCIATION (AS IN EFFECT ON THE DATE HEREOF) FURTHER PROVIDE THAT THE CHAIRMAN OF THE COMPANY SHALL CAST THE DECIDING VOTE, IN THE EVENT OF A TIE.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        IF YOU HAVE ANY QUESTIONS ABOUT THE WAY IN WHICH VOTING INSTRUCTIONS MAY BE DELIVERED TO THE DEPOSITARY, PLEASE CONTACT CITIBANK, N.A. - ADR SHAREHOLDER SERVICES AT 1-877-CITI-ADR (1-877-248-4237).

                                    Citibank, N.A., as Depositary



(*) As set forth in Section 4.10 of the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of the Republic of India and the Memorandum of Association and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders' ADSs.
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[X]    PLEASE MARK YOUR VOTE AS IN
       THIS EXAMPLE

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.


          FOR       AGAINST     ABSTAIN
          ---       -------     -------
1

2

3

4

[     DRAFT FOR DISCUSSION PURPOSES ONLY     ]
                  9/7/00

SIGNATURE(s) __________________________                    Date _______________

Please sign here exactly as your name(s) appear(s) above. When signing as attorney, executor, administrator, trustee, guardian or in another representative capacity, please give full title.

Please sign your name to the Voting Instructions exactly as printed to the left. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

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                            REDIFF.COM INDIA LIMITED

                                ORDINARY BUSINESS

        1. Approval of the adoption of the Audited Balance Sheet, as of March 31, 2000, and the Profit and Loss Account, the Auditors' Report and the Directors' Report for the year ended March 31, 2000.

        2. Approval of the re-appointment of Mr. Dinan Arun Nanda as a Director.

        3. Approval of Deloitte Haskins & Sells, Chartered Accountants as Company's Auditors and the fixing of their remuneration, as set forth in the Company's Notice of Meeting enclosed herewith.

                                SPECIAL BUSINESS

        4. Approval of the appointment of Mr. Richard Li as a Director, as set forth in the Company's Notice of Meeting enclosed herewith.

                                       9/7/00 DRAFT FOR DISCUSSION PURPOSES ONLY

THE VOTING INSTRUCTIONS MUST BE SIGNED, COMPLETED, AND RECEIVED AT THE INDICATED
   ADDRESS PRIOR TO 10:00 A.M. ON SEPTEMBER 21, 2000 FOR ACTION TO BE TAKEN.

2000 VOTING INSTRUCTIONS                              AMERICAN DEPOSITARY SHARES


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                    REDIFF.COM INDIA LIMITED (THE "COMPANY")

   CUSIP No.:                           757479100.

   ADS Record Date:                     September 6, 2000.

   Meeting Specifics:                   Fifth Annual General Meeting -
                                        September 29, 2000 at 11:00 A.M. (local
                                        time) at the Corporate Office, First
                                        Floor, Mahalaxmi Engg. Estate, L.J.
                                        First Cross Road, Mahim (W), Mumbai,
                                        India 400016.

   Meeting Agenda:                      Please refer to the Company's Notice of
                                        Meeting enclosed.

   Depositary:                          Citibank, N.A.

   Deposit Agreement:                   Deposit Agreement, dated as of June 13,
                                        2000.

   Deposited Securities:                Equity shares, par value Rs. 5 per
                                        share, of the Company.

   Custodian:                           Citibank, N.A. - Mumbai Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Stockholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

        Please note that in accordance with and subject to the terms of Section
4.10 of the Deposit Agreement, upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of this Deposit Agreement, the Articles of Association and Memorandum of Association of the Company and the provisions of the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by such Holder's ADSs, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from Holders of a majority of the ADSs for which instructions have been given to the Depositary, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions received from the Holders giving instructions.

        Please further note that, for the purpose of this Section 4.10, in the event that the Depositary receives an express instruction from a Holder as of the ADS Record Date to demand a poll with respect to any matter to be voted on by Holders of the ADSs, the Depositary shall notify the Chairman of the Company or a person designated by the Chairman of such instruction and request the Chairman or such designee to use their reasonable best efforts to demand a poll at the Meeting at which such matters are to be voted on and to vote the Deposited Securities represented by such Holder's ADSs in accordance with the instructions of the Holders of the ADSs.

        The Depositary has been advised that under Indian law, as in effect as of the date hereof, voting Shares is by show of hands (in which case each shareholder has one (1) vote regardless of the number of Shares owned) unless a poll is validly demanded, and that a proxy holder may not vote except in a poll vote. In addition, the Company's Articles of Association and Memorandum of Association, as in effect as of the date hereof, provide that a poll may be demanded at any general meeting by a holder or holders holding: a) at least 10% of the total Shares entitled to vote on a resolution; or, b) Shares (represented by such Holder(s)' ADSs) with an aggregate paid-up capital of at least Rs. 50,000, the Chairman of the Company or his designee may be able to demand a poll at the instruction of Holders. The Company's Articles of Association and Memorandum of Association (as in effect on the date hereof) further provide that the Chairman of the Company shall cast the deciding vote, in the event of a tie.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

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                                   DETACH HERE